Exhibit 12.1

Four Corners Property Trust, Inc.

Statement of Computation of Consolidated Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

	Nine Months Ended September 30,	Year Ended December 31,
(In thousands)	2016	2015	2014	2013	2012
Earnings available for fixed charges:
Income before provision for taxes	43,870	8,643	(110)	(95)	(180)
Distributed equity income of affiliated companies	—	—	—	—	—
Add: fixed charges	8,681	1,584	—	—	—

Total Earnings Available for Fixed Charges	$52,551	$10,227	$(110)	$(95)	$(180)

Fixed charges:
Interest expense	$8,681	$1,584	$—	$—	$—
Portion of rental expense which represents interest factor	—	—	—	—	—

Total Fixed Charges (1)	$8,681	$1,584	$—	$—	$—

Ratio of earnings to fixed charges	6.05	6.46	N/A	N/A	N/A

1) Fixed charges consist of interest on outstanding debt and amortization of debt discount and expense. The proportion deemed representative of the interest factor of operating lease expense has not been deducted as the total operating lease expense in itself was de minimis and did not materially affect the ratios.